16 March 2007

RECEIVED

2007 MAR 19 A 10:23

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

07021933

Dear Sir

Nedcor

~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of the reviewed preliminary financial results for the year ended 31 December 2006.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

cc Jonathan K Bender, Esq

NEDBANK
GROUP

Dlw 3/20

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za



2006

ROE increased
from 15,5% to 18,6%

Growth strategy
reflected in performance

Headline earnings up
40,0% to R4 435 million

Fully diluted HEPS up
36,0% to 1 076 cents

Efficiency ratio improved
from 64,8% to 58,2%

Final dividend per share up
53,5% to 284 cents

Strong performance
from all business clusters

Realising synergies
from Old Mutual Group Strategy

Group capital
adequacy of 11,8%

These results and additional infor ... ble on
www.nedbankgro ... za

Overview

Nedbank Group maintained good momentum throughout the year, ending with a strong performance in the final quarter. The financial results for the year were again ahead of management's initial expectations. All business clusters recorded pleasing growth and an improved return on equity (ROE).

The group has started to show some early signs of market share gains. This can be attributed to a number of factors, including:

- improved staff morale;
- faster turnaround times in a number of areas;
- reductions in several retail banking charges;
- improvements in service levels for both clients and external distribution channels, particularly mortgage originators;
- increased brand awareness following the repositioning of Nedbank as a bank for all southern Africans;
- the launch of a number of new retail products;
- a sound performance from Nedbank Capital as it continues to benefit from its integrated investment banking strategy;
- pleasing growth from Nedbank Corporate, with key transactional banking client gains, including new public sector clients; and
- enhanced credit risk management and pricing technologies across the business clusters.

The relationship between the three Old Mutual Group companies in South Africa – Old Mutual (SA), Nedbank Group and Mutual & Federal – has strengthened over the past year, with revenue-generating and cost-saving opportunities starting to be a growth driver for all three businesses.

Shareholders will again be offered a capitalisation award with a cash dividend alternative. The award is 284 cents per share, up 53,5% from the 185 cents per share declared in February 2006.

Banking environment

The overall economic environment for banks remains positive despite the 200 basis points rise in interest rates during 2006. While the endowment effect of this increase has improved the group's interest margin, the resultant increased level of credit stress in parts of the retail environment is starting to affect impairments. Advances growth remains robust, although it is anticipated that retail advances growth will slow as a result of the higher-interest-rate environment.

The industry faces continued pressure on fees, both through increased consumerism and the Competition Commission's inquiry into bank fees. Nedbank continues to be one of the most affordable of the big four banks for entry-level banking products and supports the Competition Commission's inquiry. The bank reduced its retail transactional fees by an average of over 13% in the past year.

Banks also face increased regulatory requirements with the associated costs of compliance, including preparation for the introduction of the National Credit Act (NCA); increased activity relating to the Financial Intelligence Centre Act (FICA); the ongoing responsibilities under the Financial Advisory and Intermediary Services Act (FAIS); and finalisation of systems ahead of the implementation of Basel II in South Africa in January 2008.

Financial performance

Headline earnings increased by 40,0% to R4 435 million. Basic earnings grew by 18,2% to R4 533 million. Headline earnings per share increased by 39,3% to 1 110 cents (2005: 797 cents). Fully diluted headline earnings per share increased by 36,0% from 791 cents to 1 076 cents, the 2006 dilution being impacted by accounting for the black economic empowerment (BEE) scheme under International Financial Reporting Standards (IFRS). Basic earnings per share grew by 17,5% from 966 cents in 2005 to 1 135 cents in 2006.

These results are at the upper end of the earnings forecast ranges provided in the group's third-quarter results announcement on 14 November 2006.

The group's return on average ordinary shareholders' equity (ROE) improved from 15,5% to 18,6% for the year and is now comfortably ahead of the group's cost of capital. ROE excluding goodwill improved from 18,9% to 22,1%.

Net interest income (NII)

NII grew 28,5% to R10 963 million. The group's margin for the year improved to 3,92% from 3,55% in 2005. This margin is similar to that reported in the third-quarter results.

This margin increase reflects:

- the benefit from the increased endowment together with the higher-interest-rate environment;
- mix changes from the growth in higher-margin retail and business banking advances, as well as a change in the advances mix within Nedbank Retail resulting from higher growth in high-margin personal loans; and
- the interest on the proceeds from the sales of the remaining holdings in Net1 UEPS Technologies Inc (NUEPS) and State Bank of Mauritius (SBM) during the year.

NII benefited from this increase in the margin together with growth in loans and advances of 24,2% (average interest-earning banking assets grew by 16,5%).

The group anticipates some margin reduction during 2007 as a result of new asset growth being funded largely by wholesale deposits. This will be partially offset by the remaining endowment effect from the historic interest rate increases.

Impairment losses on loans and advances

The impairments charge rose by 24,7% to R1 483 million for the year. The impairments charge to average advances improved from 0,61% for the half year to June 2006 to 0,52% for the full year. Impairments were negatively impacted by the mix change in advances, referred to above, with higher-margin retail advances and personal loans attracting appropriately higher levels of impairments.

Reviewed preliminary financial results

for the year ended
31 December 2006


GROW

MAKE THINGS HAPPEN

NEDBANK
GROUP

A Member of the OLD MUTUAL Group

'2006 has been a year of growth for Nedbank Group.
This is reflected in improved financial performance
and in the growth of our distribution network,
client base and market share.
We have created a strong platform
for sustainable growth.

The Old Mutual Group's vision is to provide
all South Africans with access to high-quality
financial products and services.
Nedbank Group is committed to
playing its part in the realisation of this vision.'

Tom Boardman · Chief Executive

GROW

Condensed consolidated cash flow statement

for the year ended 31 December

Rm	Reviewed 2006	Audited 2005
Cash generated by operations	**9 297**	6 898
Change in funds for operating activities	**(3 739)**	2 023
Net cash generated from operating activities before taxation	**5 558**	8 921
Taxation paid	**(953)**	(852)
Cash flows from operating activities	**4 605**	8 069
Cash flows utilised by investing activities	**(1 057)**	(927)
Cash flows utilised by financing activities	**(1 131)**	(303)
Net increase in cash and cash equivalents	**2 417**	6 839
Cash and cash equivalents at the beginning of the year*	**16 889**	10 050
Cash and cash equivalents at the end of the year*	**19 306**	16 889

* Including mandatory reserve deposits with central bank.



Condensed operational segmental reporting

for the year ended 31 December

	Reviewed December 2006 Rbn Total assets	Audited December 2005 Restated Rbn Total assets
Nedbank Capital	138	117
Nedbank Corporate	175	138
Nedbank Retail	125	96
Imperial Bank	30	22
Shared Services	9	9
Central management	12	15
Eliminations	(64)	(45)
Total	425	352

Segmental reporting comparative results

Segmental reporting comparative results were restated for 2005 to take account of the ongoing changes for improved profitability measurements. The restatements relate to the introduction, during 2006, of the group's STC costs in respect of dividends payable to each cluster, based on profitability, and the alignment of Imperial Bank's contribution, net of minorities, to exclude all group profitability measurement adjustments.

Condensed geographical segmental reporting

for the year ended 31 December

Rm
South Africa
Business operations
BEE transaction costs
Merger and recovery programme expenses
Foreign currency translation gains
Profit attributable to minority interest – preference shareholders
Rest of Africa
Business operations
BEE transaction costs
Rest of world
Business operations
Merger and recovery programme expenses
Total

* Restated

Improve innovation
2006 was a year in which the group has become significantly externally client-focused following the inward focus during the recovery programme.

The Nedbank Corporate Channel Conversion Project has progressed well during the year with over 2 400 clients converted to the new worldclass system.

Nedbank Capital delivered various innovative product solutions across its portfolio (including a new derivative product, contracts for difference).

Nedbank Retail launched various innovative products including the Nedbank Transactor Account, Nedbank Everyday Account, Small Business Services Startup Account, Balance Transfer, iMPi (cellphone-based payment solution), Nedbank Positive Return Fund and SAA Voyager Card.

The Nedbank Affordable-housing Development Investment Unit referred to above has been operationalised and the outlook appears promising.

Improve management information system
A general improvement in key business metrics and reporting is evident and the Financial Planning Architecture Programme has progressed well. The primary characteristics of the solution are the integration of financial and risk architectures, a single-enterprise data warehouse ensuring consistency of data used for reporting, standardisation across the group to reduce manual-intensive reconciliation processes, groupwide integrated planning, budgeting and forecasting solutions, a financial consolidation process that facilitates greater accountability at business cluster level and the ability to respond timeously and cost-effectively to evolving statutory and regulatory reporting requirements such as Basel II and IFRS. The first two phases of the project will be completed during 2007.

The economic capital implementation, reported last year, has facilitated both cluster and client profitability measurement on a risk-adjusted return on capital basis.

Reposition the brand
With the introduction of a new brand expression Make Things Happen early in the year the group intensified and increased its national advertising campaigns to position the Nedbank brand in a more relevant and approachable manner – as a bank that demonstrates a deeper understanding of financial needs and cares about communities and the country. Brand measures have shown significant improvements in Nedbank's positioning in the market in both awareness and acceptance, and steady progress has been made towards the group's stated aspiration of being the most respected and admired banking brand.

Namibia

In September 2006 the three Old Mutual Group companies concluded a simultaneous broad-based BEE transaction in Namibia. This included the introduction of black equity ownership to the value of 11,13% of Nedbank's Namibian business. Nedbank Group will maintain a secondary listing on the Namibian Stock Exchange with effect from Friday, 23 February, which will see all Old Mutual Group entities being dual-listed in Namibia.

Medium- to long-term financial targets

The group has set out the following medium- to long-term targets in addition to the short-term targets of a 20% ROE and 55% efficiency ratio in 2007.

	Performance in 2006	Medium- to long-term financial targets after 2007
Return on shareholders' equity	18,6% (22,1% excluding goodwill)	ROE greater than 20% and ROE (excluding goodwill) 10% above the group's monthly weighted average cost of ordinary shareholders' equity
Efficiency ratio	58,2%	Maintain an efficiency ratio of less than 55%
Fully diluted HEPS	36,0%	A growth in fully diluted HEPS of at least average CPIX plus GDP growth plus 5%
Impairments charge as a % of average advances	0,52%	An impairments charge of between 0,55% and 0,85% of average advances
Capital adequacy ratios (Basel II)	n/a n/a	Tier 1 8,0% – 9,0% Total 11,0% – 12,0%
Economic capital adequacy	A-	Adequately capitalised to a 99,9% (A-) confidence on an economic capital basis plus a 15% buffer
Dividend cover	2,25 times	2,25 to 2,75 times cover

Prospects

Currently management believes performance in 2007 is likely to be influenced by:

- growth in retail advances remaining robust but slowing, together with ongoing growth in wholesale advances – this is forecast to result in overall advances growth in the mid-teens;
- continued market pressure on retail funding volumes;
- an endowment benefit in the margin from historic interest rate increases;

Nedbank Retail's expanding branch and outlet footprint has improved accessibility and reach, which together with a more outward focus, positions the group to grow transactional revenue. The group's bancassurance revenue continued to grow, with new-business premiums increasing by 13% in 2006.

Deliver worldclass service

Foundations are being laid to deliver worldclass service. In addition to existing service initiatives showing good progress, the Nedbank Retail cluster completed a client management assessment, showing Nedbank Retail marginally above the average global service benchmark. A project team is currently analysing areas in need of improvement and compiling a holistic strategy to ensure service becomes the group's primary differentiator.

For wholesale clients the group continued to embed its coverage model, drive strategic account planning and optimise various supporting processes. During the year international distribution and servicing capability has been enhanced with, among others, an alliance concluded with ABN AMRO (Europe).

Corporate Banking, Nedbank Investor Services and Property Finance continued to be the top-rated financial service providers in their respective segments as measured by internal and independent external client surveys.

Mfundo Nkuhlu, Managing Director of the Corporate Banking Division of Nedbank Corporate, was recognised as the 'Top Corporate Banker in South Africa for 2006' by the Association of Black Securities and Investment Professionals. This is the second consecutive year that a Nedbank executive has won the award.

Nedbank Capital has retained its 'top two' position in corporate finance and advisory business.

Nedbank received the award for the 'Business Map BEE Top Commercial Financier' in 2006.

Transform beyond Financial Sector Charter (FSC) targets

The group continues to make strides in all aspects of transformation. Good progress was made in meeting employment equity targets across all management levels. Black representation on the Nedbank Group Board has increased to 47% and Reuel Khoza was appointed as the group's first black chairman. Of the Group Executive Committee 30% is black.

In 2005 the group concluded a broad-based BEE transaction, with a value of more than R3 billion, which resulted in a broad range of black stakeholders acquiring direct ownership worth 11,5% of the value of the group's South African businesses. The group's strategic black business partners have identified and assisted in leveraging several business opportunities.

BEE procurement spending showed a significant increase, from 34,9% in 2005 to 46,0% in 2006.

The 2008 industry target of opening eight FSC branches was achieved in December 2006, while at the same time exceeding the 2008 target for black small and medium enterprise (SME) financing during November 2006.

Nedbank substantially exceeded industry BEE transaction financing targets for the second year in succession.

Nedbank's Mzansi market share has increased from 11,4% in 2005 to above 15% at December 2006.

During the year the group launched an affordable-housing development investment unit that has several projects in the pipeline. In addition, Nedbank concluded a €40 million affordable-housing development agreement with Agence Française de Développement.

The Nedbank Foundation shifted its focus to early-childhood development and education projects. During 2006 the group contributed more than R42 million to a broad range of community projects.

Nedbank received the international award for 'Emerging Markets Corporate Social Responsibility Bank of the Year' for the second consecutive year and the award for 'Bank of the Year in South Africa' at *The Banker's* 2006 awards in London. During 2006 Nedbank was also rated first in its category in the JSE Socially Responsible Investment Index and again included in the Dow Jones World Sustainability Index.

Nedbank received an 'AAA' rating (the highest category) from Innovest Strategic Value Advisors Inc, the global leader in providing 'non-traditional' research including drivers of risk and shareholder value in the environmental, social, and strategic governance space, in its latest Global Sector Report covering 263 banks and diversified financial companies from around the world.

Unleash group synergies

A joint southern Africa strategy for the three Old Mutual Group companies was initiated to identify revenue-generating and cost-saving opportunities across the combined retail client base of over six million individuals. Projects in which Nedbank is involved include the outsourcing of all data and voice networks in conjunction with Old Mutual (South Africa), joint procurement spending using the group's greater bargaining power, and bancassurance.

Optimise risk and capital

Nedbank has maintained a sound framework of enterprise-wide risk management.

Credit, economic capital, earnings-at-risk, risk-based pricing and various other models, largely all built by the end of 2005, have been implemented across the group to enhance the management and optimisation of risk and return. These credit models also form the basis of the group's readiness to adopt the Advanced Internal Ratings Based (AIRB) approach for credit risk from the implementation date of Basel II (1 January 2008).

Both the FICA and Basel II implementations are on track.

Active capital management was executed in line with the Strategic Capital Plan mandated and closely monitored by the board.

The market risk management functions were restructured and strengthened to assign the Nedbank Capital cluster with first-line accountability for market risk management, while the independent Group Market Risk Monitoring function acts as a second line of defence.

The risk framework for Imperial Bank and the African subsidiaries was updated and strengthened during the year.

Capitalisation award with a cash dividend alternative

Notice is hereby given that the directors of the company have resolved to issue fully paid ordinary shares in the company as a capitalisation award to ordinary shareholders. Ordinary shareholders will be entitled, in respect of all or part of their shareholding, to elect to receive new fully paid ordinary shares, which will be issued only to those ordinary shareholders who, in respect of all or part of their shareholding, elect on or before 12:00 on Thursday, 5 April 2007, to receive the capitalisation award shares. Shareholders not electing to receive new fully paid ordinary shares in respect of all or part of their shareholding will be entitled to receive a cash dividend alternative of 284 cents per ordinary share (the cash dividend alternative).

In accordance with the provisions of STRATE, the electronic settlement and custody system used by JSE Limited, the relevant dates for the capitalisation award election and the cash dividend alternative are as follows:

	2007
Last day to trade to participate in the capitalisation award or the cash dividend alternative	Thursday, 29 March
Shares trade ex the capitalisation award election and the cash dividend alternative on	Friday, 30 March
Listing of the maximum number of new ordinary shares that may be taken up in terms of the capitalisation award on	Friday, 30 March
Last day to elect to receive capitalisation award shares, failing which the cash dividend alternative will be received by 12:00	Thursday, 5 April
Record date to participate in the capitalisation award or receive the cash dividend alternative on	Thursday, 5 April
Payment of the cash dividend alternative to shareholders who have not elected to participate in the capitalisation award or have participated in the capitalisation award in respect of only part of their shareholding on	Tuesday, 10 April
New shares issued and certificates posted or central securities depository participant ('CSDP') or broker accounts credited regarding the shares to be issued to shareholders participating in the capitalisation award in respect of all or part of their shareholding on	Tuesday, 10 April
The maximum number of new shares listed in terms of the capitalisation award, adjusted to reflect the actual number of shares issued in terms of the capitalisation award on or about	Friday, 13 April

Share certificates may not be dematerialised or rematerialised between Friday, 30 March 2007, and Thursday, 5 April 2007, both days inclusive.

The above dates and times are subject to change. Any changes will be published on the Securities Exchange News Service (SENS) and in the press.

The number of capitalisation shares to which shareholders are entitled will be determined in the ratio that 284 cents per ordinary share bears to the 30-day volume-weighted average price for the company's share, to be determined by no later than Tuesday, 20 March 2007. Details of the ratio will be published on SENS no later than Thursday, 22 March 2007, at 12:00 and in the financial press the following business day. Trading in the STRATE environment does not permit fractions and fractional entitlements. Accordingly, where a shareholder's entitlement to new ordinary shares calculated in accordance with the above formula gives rise to a fraction of a new ordinary share, such fraction will be rounded up to the nearest whole number, where the fraction is greater than or equal to 0,5, and rounded down to the nearest whole number, where the fraction is smaller than 0,5.

A circular relating to the capitalisation award and the cash dividend alternative will be posted to shareholders on or about Wednesday, 14 March 2007.

Note: Dematerialised shareholders are required to notify their duly appointed CSDP or broker of their election in terms of the capitalisation award in the manner and at the time stipulated in the agreement governing the relationship between shareholders and their CSDP or broker.

For and on behalf of the board

Dr RJ Khoza — Chairman
TA Boardman — Chief Executive

21 February 2007

Registered office: Nedbank Group Limited, Nedbank Sandton, 135 Rivonia Road, Sandown, 2196; PO Box 1144, Johannesburg, 2000

Transfer secretaries: Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001, South Africa
PO Box 61051, Marshalltown, 2107, South Africa

Transfer secretaries in Namibia: Transfer Secretaries (Pty) Limited
Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia; PO Box 2401, Windhoek, Namibia

Company Secretary: GS Nienaber

Reg No: 1966/010630/06 **ISIN code:** ZAE000004875

JSE share code: NED **NSX share code:** NBK

Directors: Dr RJ Khoza (Chairman), Prof MM Katz (Vice-chairman), ML Ndlovu (Vice-chairman), TA Boardman* (Chief Executive), CJW Ball, MWT Brown* (Chief Financial Officer), TCP Chikane, BE Davison, N Dennis (British), MA Enus-Brey, Prof B de L Figaji, RM Head (British), JB Magwaza, ME Mkwanazi, CML Savage, GT Serobe, JH Sutcliffe (British) * Executive

Sponsor in Namibia: Old Mutual Investment Services (Namibia) (Pty) Limited

This announcement is available on the group's website – www.nedbankgroup.co.za – together with the following additional information:
- detailed financial information in HTML and PDF formats;
- financial results presentation to analysts; and
- link to a webcast of the presentation to analysts.

For further information kindly contact Nedbank Group Investor Relations by email at nedbankgroupir@nedbank.co.za.



NEDBANK GROUP

a slight worsening of the impairments charge following signs of increased levels of credit stress in parts of the retail environment, together with fewer impairment recoveries from Nedbank Capital and Nedbank Corporate;

- the ongoing effects of the Nedbank Retail price reductions and industry fee pressure;
- pressure on revenues and costs associated with the introduction of the NCA;
- the momentum from transactional banking mandates received by Nedbank Corporate and a strong pipeline built up by Nedbank Capital;
- lower positive property private equity revaluations;
- additional operating efficiencies;
- investment in retail distribution and continued marketing spend on the new brand position;
- finalisation of Basel II on 1 January 2008; and
- asset securitisation and ongoing capital management activities.

Board changes during the year

- Warren Clewlow retired as a non-executive director and Chairman after reaching the mandatory retirement age (4 May 2006).
- Chairman designate, Dr Reuel Khoza, succeeded Warren Clewlow as Chairman (4 May 2006).
- Julian Roberts resigned as a non-executive director (5 May 2006) following his appointment as Chief Executive Officer and a director of Old Mutual plc's subsidiary, Skandia.
- Thenjiwe Chikane was appointed as an independent non-executive director (1 November 2006).
- Rick Cottrell retired as an independent non-executive director after reaching the mandatory retirement age (30 November 2006).

Accounting policies

Nedbank Group Limited (the 'company') is a company domiciled in South Africa. The reviewed financial results of the company at and for the year ended 31 December 2006 comprise the company and its subsidiaries (together referred to as the 'group'), and the group's interests in associates and jointly controlled entities.

The group's principal accounting policies have been applied consistently with those of the prior year, except where otherwise stated. These Nedbank Group reviewed financial results have been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS). In the preparation of these financial results the group has assumed certain key sources of estimation in recording various assets and liabilities. These sources of estimation were the same as those applied to the consolidated financial statements at 31 December 2005. These standards are subject to ongoing review and possible amendments and the results may therefore be subject to change at future reporting dates.

Restatement of 2005 results

1 Reclassification of transaction costs in NIR

Expenses amounting to R160 million (2005: R140 million), directly related to NIR, have been reclassified from operating expenses, consistent with industry practice, and have been included in NIR.

These expenses represent transaction costs directly attributable to the acquisition of trading instruments recorded at fair values, which do not include transaction costs. The carrying amount of trading instruments, other than those at fair value through profit or loss, generally includes transaction costs. Consequently, transaction costs that would be included in the determination of the effective interest rate of the instruments and the interest attributable to the instruments have been disclosed within NIR. Comparative results have been restated accordingly.

2 Segmental reporting comparative results

Segmental reporting comparative results were restated for 2005 to take account of the ongoing changes for improved profitability measurements. The restatements relate to the introduction, during 2006, of the group's STC costs in respect of dividends payable to each cluster, based on profitability, and the alignment of Imperial Bank's contribution, net of minorities, to exclude all group profitability measurement adjustments.

Subsequent events

As of the date of this announcement there are no post-balance-sheet events to report.

Reviewed results – auditors' opinion

The group's auditors, KPMG Inc and Deloitte & Touche, have reviewed the condensed consolidated preliminary financial statements, which comprise the balance sheet of Nedbank Group and its subsidiaries at 31 December 2006, and the related consolidated income statement, condensed statement of changes in equity and condensed cash flow statement for the year then ended and their unmodified review opinion is available for inspection at the company's registered office.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Nedbank Group and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions; levels of securities markets; interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Capital management

The group has substantially completed preparations for the implementation of Basel II in 2008 and has been using this programme as the catalyst to elevate its risk and capital management to worldclass standards.

During the period the group:

- concluded a subordinated-debt issue (NED5) of R1,5 billion in the first half of the year;
- concluded a subordinated-debt issue (NED6) of R1,5 billion in the third quarter;
- redeemed the NED1 R2,0 billion bond on 20 September 2006; and
- executed share buybacks amounting to 5,5 million shares at a cost of R616 million in the first half of the year and a further 8,2 million shares at a cost of R898 million during the third quarter. No further buybacks were conducted during the last quarter as capital was required to fund asset growth.

In February 2007 the group simultaneously concluded two further subordinated-debt issues, the NED7 of R650 million and NED8 of R1 billion, both of which qualify as Tier 2 capital. In February Nedbank also announced its intention to issue up to R1 billion in non-redeemable, non-cumulative, non-participating preference share capital, qualifying as Tier 1 capital.

With the recovery now firmly established and taking into account organic growth together with current Basel I and future Basel II capital levels, the group has decided to reduce its dividend cover from 2,5 to 3 times to 2,25 to 2,75 times.

These initiatives are part of the group's ongoing long-term capital management programme that seeks to achieve an optimal and prudent capital structure. The group currently has a Basel I target minimum total capital adequacy ratio of 12% and a target minimum Tier 1 ratio of 8%.

In addition to ongoing organic growth expectations the following issues, which are expected to be finalised soon, will influence the scope of future capital management actions:

- Amendments to section 38 of the Companies Act.
- Finalisation of the draft Basel II regulations by the South African Reserve Bank (SARB).
- Asset securitisation.

The group expects to issue further Tier 2 capital and alternative forms of Tier 1 capital in 2007, during which time the R4 billion NED2 bond is currently expected to be redeemed on its call date in July 2007 (subject to regulatory approval). Nedbank is committed to improving its profile as an issuer in the debt capital markets and this should result in a more robust subordinated-debt yield curve for the group.

Strategic objectives

The group achieved good momentum across the 12 short- and medium-term strategic objectives set out in the 2005 annual report:

Achieve financial objectives to meet 2007 targets

Progress was made in returning the group closer to benchmark financial performance and meeting the short-term 2007 financial targets of an ROE of 20% and an efficiency ratio of 55%. While the ROE of 18,6% and the efficiency ratio of 58,2% were both ahead of the internal 2006 targets, the increased investment in distribution and sales capacity makes the 55% efficiency ratio target more challenging in 2007.

Build credible three-year plans to ensure a long-term focus

While the group has been unwavering in its commitment to achieve the 2007 targets, it has also been cognisant of not adopting an overly short-term focus. We have developed medium- to long-term financial targets to be achieved after 2007, which have been set out below. These are supported by strategic business plans that build on the solid foundations laid during the turnaround over the past three years.

Build a high-performance culture

A positive shift in staff morale was reported in the 2006 employee survey results. These results showed improvements of up to 11,1 percentage points in the categories measured by the group, with the highest improvements in the leadership and transformation categories. All areas in Nedbank Group worked hard on communicating with staff, ensuring strategies were clear, addressing performance and remuneration issues, and motivating people. The shift in morale was also significantly impacted by the successful implementation of two programmes:

- Leading for Deep Green focused on building competencies around leadership and strategy as well as personal transformation among the top leadership in the group; and
- Project Catalyst saw the implementation of foundational people practices, which were underpinned by the principles of fairness and equity.

Achieve profitable asset growth in line with the market

Market share improvements were below original targets in the early stages of the year. However, as the year progressed improvements were achieved in several key categories, particularly retail mortgages, card and other private sector loans (mainly corporate lending). The impact of initially growing at a slower rate than the market did not have a significant effect on the group's progress against its three-year plan as the market as a whole, and particularly the retail banking sector, grew more than initially expected.

Drive quality transactional banking growth

Net new primary clients increased for the first time in three years. The group has created focused transactional banking teams and is implementing a range of initiatives to improve cross-selling, upselling, client service, client retention, pricing and bancassurance.

Nedbank Corporate launched the first phase of its integrated electronic banking offering in the third quarter of 2006 and this is rapidly being rolled out to commercial clients. This new offering has enabled Nedbank to acquire a number of new clients, including clients in sectors where it has not been competitive in the past such as the provincial governments, where it recently won the tender for the Western Cape.

Consolidated balance sheet

at 31 December

Rm	Reviewed 2006	Audited 2005
Assets		
Cash and cash equivalents	**12 267**	11 142
Other short-term securities	**25 756**	17 014
Derivative financial instruments	**15 273**	16 176
Government and other securities	**22 196**	22 658
Loans and advances	**308 563**	248 408
Other assets	**12 468**	11 601
Clients' indebtedness for acceptances	**2 577**	1 291
Current taxation receivable	**161**	134
Investment securities	**7 155**	6 875
Non-current assets held for sale	**490**	385
Investments in associate companies and joint ventures	**907**	657
Deferred taxation asset	**120**	680
Investment property	**158**	163
Property and equipment	**3 377**	3 095
Long-term employee benefit assets	**1 444**	1 225
Computer software and capitalised development costs	**1 266**	1 320
Mandatory reserve deposits with central bank	**7 039**	5 747
Goodwill	**3 695**	3 687
Total assets	**424 912**	352 258
Total equity and liabilities		
Ordinary share capital	**395**	402
Ordinary share premium	**9 727**	10 465
Reserves	**14 994**	11 623
Total equity attributable to equity holders of the parent	**25 116**	22 490
Minority shareholders' equity attributable to		
– ordinary shareholders	**1 202**	1 049
– preference shareholders	**3 070**	2 770
Total equity	**29 388**	26 309
Derivative financial instruments	**12 904**	17 055
Amounts owed to depositors	**324 685**	261 311
Other liabilities	**37 847**	32 357
Liabilities under acceptances	**2 577**	1 291
Current taxation liabilities	**434**	466
Other liabilities held for sale	**417**	
Deferred taxation liabilities	**1 649**	959
Long-term employee benefit liabilities	**1 215**	1 071
Investment contract liabilities	**5 278**	4 166
Long-term debt instruments	**8 518**	7 273
Total liabilities	**395 524**	325 949
Total equity and liabilities	**424 912**	352 258
Guarantees on behalf of clients	**15 250**	11 064

Contingency note

Historically a number of group companies entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service ('SARS'), although the obligation to pay in the first instance rests with the group companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the repricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner contrary to that initially envisaged by the contracting parties. As a result group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

The outlook for 2007 remains positive, with favourable market conditions and a strong deal pipeline having been built up during 2006.

Nedbank Corporate

Nedbank Corporate increased headline earnings by 34,8% to R2 553 million. ROE increased to 21,9% (2005: 18,9%) mostly as a result of pleasing revenue growth, a reduction in the impairments charge and well-controlled expenses.

NII and NIR showed double-digit growth, reflecting the momentum being established in the underlying business units and the improved growth in wholesale advances being experienced by the industry as a whole. Nedbank Corporate has had success in gaining a number of new transactional mandates, the full impact of which will be reflected only in 2007. Average loans and advances increased by 17% and core transactional fee income grew by over 8%, despite the continued impact of disintermediation on the cheque business as clients switch to cheaper electronic platforms and credit cards. Compared with the previous year, NIR from lending activities was more than 12% higher. Electronic banking volumes grew by 62% owing to successful client conversions to high-volume platforms and the continued decline in cheque volumes.

Despite changes to the IBNR assumptions referred to earlier, the impairments charge remained low due to reduced specific impairments charges and benefits arising from bad debt recoveries through effective credit management. Expenses remained well-controlled.

The new channel convergence platform for the electronic banking needs of Corporate and Business Banking clients was implemented. This product consolidated the different business electronic banking platforms into a state-of-the-art delivery platform that was installed at 2 429 clients by year-end, with the rollout to remaining clients progressing well.

Nedbank Retail

Nedbank Retail increased headline earnings by 63,3% to R1 463 million and ROE increased from 17,6% to 23,0%. Nedbank Retail's ROE was slightly lower than reported at the half-year as the division incurred compliance costs ahead of the introduction of the NCA, increased marketing spend in the last quarter and started with the expansion of its distribution network. In spite of this additional expenditure, disciplined expense management and tracking of the expenditure relating to Retail's distribution rollout plan saw the efficiency ratio improving from 71,7% for 2005 to 66,3% for 2006.

All the business units performed strongly, despite margin compression in home loans due to the influence of mortgage originators and increased impairments as a result of the mix change in advances with the growth in personal loans ahead of other retail advances.

The cluster's focus on client service as a key differentiator continues and recent client service surveys show a significant improvement over last year. Turnaround times for new applications have improved in most business areas. This focus on client service and efficiency has resulted in a significant improvement in asset growth and an increase in the number of primary clients for the first time in three years.

A highlight of the year was the implementation of more competitive pricing across key asset, liability and transactional products. Nedbank Retail's pricing had become uncompetitive in a number of areas in recent years and the bank is now well-positioned to compete as the consumer focuses on the level of bank charges.

In August 2006 Nedbank Retail announced a plan to expand the bank's retail footprint. This is expected to address the underinvestment in distribution over the last 10 years, as well as the lack of representation in certain areas, and to position the bank for profitable and sustainable growth. From 2006 to 2008 Nedbank Retail will upgrade and expand its distribution footprint, including opening an additional 400 new outlets (including 100 branches) and upgrading and increasing its ATM network by 50%. During the second half of the year the group started implementing this programme by installing 147 ATMs, half of which are in previously underserviced areas, as well as opening 10 new branches, 19 outlets in retailers and Old Mutual distribution centres and 26 new personal loan kiosks at merchants, and introducing a further 18 portable bootkits for opening Mzansi Accounts. The capital outlay for the second half of the year amounted to R53,7 million, with a negligible impact on current year expenses.

The implementation of the NCA remains an industry and bank-specific challenge and priority.

Imperial Bank

Imperial Bank Limited increased headline earnings by 31,3% to R386 million, and improved ROE from 23,2% to 24,7%. Nedbank Group's share of these earnings was R193 million (2005: R147 million), also up 31,3%. NII grew by 34,2% and expenses by 14,7%, resulting in the efficiency ratio improving from 41,3% to 35,4%. Loans and advances grew 40,8%. Advances growth was driven by a strong performance from the Motor Vehicle Finance Division. The impairments charge to average advances increased from 0,63% to 0,86%, largely as a result of a slowdown in recoveries in Property Finance and increased impairments in the Motor Vehicle Finance Division.

Imperial Bank restructured its capital base during the year to improve returns to shareholders and to allow for future growth. The bank issued a subordinated (Tier 2) bond (IBL2) of R500 million and preference share capital amounting to R300 million. Imperial Bank also bought back R300 million of ordinary shares during the year, with Nedbank Group receiving proceeds of R150 million.

Central Services

The headline loss in Central Services was R919 million and, excluding foreign exchange translation gains, this increased by 6,3% from R868 million to R923 million.

The initial upgrades of the Financial Processing Architecture and the Basel II Programme are on track for delivery and implementation during 2007, in anticipation of the introduction of Basel II in 2008.

Condensed consolidated statement of changes in equity

Rm	Total equity attributable to equity holders of the parent	Minority shareholders' equity attributable to preference shareholders	Minority shareholders' equity attributable to ordinary shareholders	Total equity
Balance at 31 December 2004	18 337	2 770	680	21 787
Net income recognised directly in equity	463	–	136	599
Release of reserves previously not available	(70)			(70)
Foreign currency translation reserve movement	95		10	105
Available-for-sale reserve movement	(204)			(204)
Revaluation of owner-occupied property	153			153
Share-based payments reserve movement	466			466
Net acquisition of subsidiaries			17	17
Capitalisation of minorities			107	107
Other	23		2	25
Profit for the year	3 836	228	233	4 297
Dividends to shareholders	(727)	(228)		(955)
Issues of shares net of expenses	1 336			1 336
Shares acquired by group entities	(755)			(755)
Balance at 31 December 2005	**22 490**	**2 770**	**1 049**	**26 309**
Net income recognised directly in equity	**400**	**–**	**17**	**417**
Release of reserves previously not available	**(105)**			**(105)**
Foreign currency translation reserve movement	**334**		**21**	**355**
Available-for-sale reserve movement	**(110)**			**(110)**
Revaluation of owner-occupied property	**77**			**77**
Share-based payments reserve movement	**225**			**225**
Other	**(21)**		**(4)**	**(25)**
Profit for the year	**4 533**	**219**	**309**	**5 061**
Dividends to shareholders	**(1 562)**	**(219)**	**(23)**	**(1 804)**
Issues of shares net of expenses	**875**			**875**
Shares acquired by group entities	**(1 620)**			**(1 620)**
Shares issued/(repurchased) by subsidiary		**300**	**(150)**	**150**
Balance at 31 December 2006	**25 116**	**3 070**	**1 202**	**29 388**

Consolidated income statement

for the year ended 31 December

Rm		Reviewed 2006	Audited 2005
Interest and similar income		28 521	23 234
Interest expense and similar charges		17 558	14 705
Net interest income		10 963	8 529
Impairments charge on loans and advances		1 483	1 189
Income from lending activities		9 480	7 340
Non-interest revenue*†		9 468	8 469
Operating income		18 948	15 809
Total expenses		11 886	11 017
Operating expenses*		11 740	10 469
Merger and recovery programme expenses			155
BEE transaction expenses		146	393
Indirect taxation		345	223
Profit from operations before non-trading and capital items		6 717	4 569
Non-trading and capital items		124	701
Impairment of goodwill		(70)	(1)
Net profit on sale of subsidiaries, investments and property and equipment		248	904
Net impairment of investments, property and equipment and capitalised development costs		(54)	(202)
Profit from operations		6 841	5 270
Share of profits of associates and joint ventures		153	167
Profit before direct taxation		6 994	5 437
Total direct taxation		1 933	1 140
Direct taxation		1 907	1 108
Taxation on non-trading and capital items		26	32
Profit for the year		5 061	4 297
Attributable to:			
Profit attributable to equity holders of the parent		4 533	3 836
Profit attributable to minority interest			
– ordinary shareholders		309	233
– preference shareholders		219	228
Profit for the year		5 061	4 297
Basic earnings per share	cents	1 135	966
Diluted earnings per share	cents	1 099	958
Dividend declared per share	cents	493	290
Dividend paid per share	cents	394	181

* *Reclassification of transaction costs in NIR*
Expenses amounting to R160 million (2005: R140 million), directly related to NIR, have been reclassified from operating expenses, consistent with industry practice, and have been included in NIR.
These expenses represent transaction costs directly attributable to the acquisition of trading instruments recorded at fair values, which do not include transaction costs. The carrying amount of trading instruments, other than those at fair value through profit or loss, generally includes transaction costs. Consequently, transaction costs that would be included in the determination of the effective interest rate of the instruments and the interest attributable to the instrument have been disclosed within NIR. Comparative results have been restated accordingly.

† Foreign currency gains and losses are no longer separately disclosed, but included in non-interest revenue.

In Nedbank Retail an 'incurred but not reported' (IBNR) impairments charge of R70 million was raised for the impact of the NCA on collection periods. In addition, refinements to assumptions were made for certain classes of retail lending assets in Nedbank Retail resulting in an increase in the IBNR impairment of R143 million. These included adjustments following the observance of statistical default trends at 30 days and the refinement of certain methodologies. The IBNR impairment in Nedbank Retail also increased following the transfer of part of a data provision from specific impairments amounting to R92 million. These three amounts were largely offset by specific impairment releases of R226 million arising from refinements to the methodologies for probability of default and loss given default, and the R92 million transfer from specific impairments relating to the data provisions.

In response to the benign wholesale credit environment in Corporate Banking and Property Finance, Nedbank Corporate lengthened the emergence periods and refined the probability of default and loss given default metrics in the impairment calculations, resulting in an additional IBNR impairments charge of R53 million. Wholesale impairments benefited from continued recoveries of corporate debts.



The group anticipates that the impairment charge will increase in the medium to long term as a result of the recent interest rate increases, combined with higher levels of household indebtedness. Nedbank Corporate's impairment levels are also currently at unsustainably low levels.

Non-interest revenue (NIR)
NIR for the period increased by 11,8% to R9 468 million (excluding translation gains, NIR increased by 13%). This growth was driven by:

- volume growth in Nedbank Corporate and Nedbank Retail resulting in an increase of 13,3% in commissions and fees;
- property private equity revaluations and realisations and dividends received on private equity investments in Nedbank Corporate amounting to R287 million (2005: R241 million);
- private equity revaluations and realisations and dividends received on private equity investments in Nedbank Capital amounting to R291 million (2005: R230 million);
- improved trading income in Nedbank Capital, particularly in the fourth quarter;
- fees received from outside the group by Bond Choice growing by 47,6% from R416 million to R614 million; and
- the group's bancassurance operations growing new-business premiums by 13% from R5 090 million to R5 729 million.

The group has changed its disclosure of trading instrument transaction costs for instruments held at fair value and these costs, in line with industry practice, have now been disclosed within NIR. The effect is that trading income for 2005 was reduced by R140 million from R1 431 million to R1 291 million (2005 operating expenses being reduced by the same amount). Trading income for the year showed an improvement over the third quarter, with the fourth quarter up by 137,2% to R536 million (third quarter: R226 million). Trading results for the year were R1 647 million (after reclassification of related transaction costs of R160 million) representing a 27,6% increase on 2005.

NIR growth was impacted by the more competitive pricing structure adopted in Nedbank Retail, and in July 2006 retail transactional fees were reduced by an average of 13%. Furthermore, fees were largely kept constant in 2005. Service fees for Nedbank Retail's Small Business Services clients remained unchanged for the fourth successive year. Nedbank Mzansi Account fees were also substantially reduced to make these products more accessible to new entrants to the banking environment. The reductions in transactional fees are estimated to have a further impact of approximately R50 million in 2007.

Expenses
Total expenses continue to be well-managed, increasing by 7,9% to R11 886 million. Operating expenses increased by 12,1%. Staff expenses increased by 14,5%, reflecting the investment the group has made in client-facing staff and an increase in variable pay as a result of the continued improvement in operating performance. Marketing costs increased, as planned, by 36,2% off the low base set in 2005 as the group invested in repositioning the Nedbank brand.

Bond Choice's total expenses grew by 42,3% from R378 million to R538 million.

BEE transaction expenses were R146 million (2005: R393 million), including IFRS 2 costs of R23 million for the BEE transaction in Namibia. There were no further merger and recovery expenses (2005: R155 million).

The 'jaws' ratio continued to improve, with total revenue growth of 20,2% being 12,3% above expense growth of 7,9%, resulting in the efficiency ratio improving from 64,8% for 2005 to 58,2%. As expected, the efficiency ratio is above the level reported in June 2006 of 57,3% as a result of a planned increase in marketing expenditure in the last quarter, including marketing costs for the SAA Voyager cobrand credit card and the initial costs for the expansion of the distribution network.

Direct taxation
The effective taxation rate increased from 23,4% to a more normalised 27,8%, as the prior-year rate included the benefits of non-taxable foreign exchange translation gains and credits arising from accounting for past structured finance transactions, both of which had a more marginal impact in the current year.

The group also increased taxation provisions for several historic matters amounting to R174 million.

inancial highlights

t 31 December

Rm		Reviewed 2006	Audited 2005
Share statistics			
Number of shares listed	m	450,9	442,8
Number of shares in issue excluding shares held by group entities	m	394,7	401,8
Weighted average number of shares	m	399,5	397,2
Fully diluted weighted average number of shares	m	412,3	400,4
Headline earnings per share	cents	1 110	797
Fully diluted headline earnings per share	cents	1 076	791
Dividends declared per share	cents	493	290
– Interim	cents	209	105
– Final	cents	284	185
Dividend paid per share	cents	394	181
Dividend cover	times	2,25	2,75
Net asset value per share	cents	6 363	5 597
Tangible net asset value per share	cents	5 106	4 351
Closing share price	cents	13 350	10 000
Price/earnings ratio	historical	12	13
Market capitalisation	Rbn	60,2	44,3
Key ratios			
Return on ordinary shareholders' equity (ROE)	%	18,6	15,5
Return on total assets (ROA)	%	1,14	0,93
Net interest income to interest-earning banking assets	%	3,92	3,55
Non-interest revenue to total income*	%	46,3	49,8
Impairments charge to average advances	%	0,52	0,49
Efficiency ratio*	%	58,2	64,8
Effective taxation rate	%	27,8	23,4
Group capital adequacy ratio			
– Tier 1	%	8,3	9,4
– Total	%	11,8	12,9
Number of employees		24 034	22 188
Balance sheet statistics (Rm)			
Total equity attributable to equity holders of the parent		25 116	22 490
Total equity		29 388	26 309
Amounts owed to depositors		324 685	261 311
Loans and advances		308 563	248 408
Cross		313 747	253 622
Impairment of loans and advances		(5 184)	(5 214)
Total assets		424 912	352 258
Earnings reconciliation (Rm)			
Profit attributable to equity holders of the parent		4 533	3 836
Less: Non-trading and capital items		98	669
Impairment of goodwill		(70)	(1)
Profit on sale of subsidiaries, investments and property and equipment		248	904
Net impairment of investments, property and equipment and capitalised development costs		(54)	(202)
Taxation on above items		(26)	(32)
Headline earnings		4 435	3 167

* 2005 restated

Non-trading and capital items

Income after taxation from non-trading and capital items amounted to R98 million for the year (2005: R669 million). The main component was a profit of R221 million on the sale of the remaining shares in NUEPS in the first half of the year. During the year the group also wrote down its goodwill in Fairbairn Trust by R64 million. As a result of the decreasing appetite for offshore trusts Fairbairn Trust's earnings are projected to decrease, requiring a partial impairment of the R92 million goodwill raised on the acquisition of Fairbairn Trust in 2001 (adjusted for foreign currency translation changes).

In 2005 the sale of the major portion of the investment in NUEPS (6,65 million shares) realised a R793 million profit when the company was listed on NASDAQ.

Balance sheet

Capital

The group remains well-capitalised, with a Tier 1 group capital adequacy of 8,3% and total group capital adequacy ratio of 11,8%, following the share buybacks that took place in 2006 and strong advances growth.

Advances

Advances at R309 billion are ahead of original expectations and average interest-earning banking assets grew by 16,5% to R280 billion. Details of advances growth by major category are shown below:

Rm	December 2006	December 2005	Annualised increase (%)
Home loans	98 944	75 333	31,3
Commercial mortgages	46 213	37 993	21,6
Properties in possession	131	309	(57,6)
Term loans	33 948	25 314	34,1
Credit cards	5 283	4 074	29,7
Loans to banks	17 465	17 180	1,7
Overdrafts	13 761	11 604	18,6
Leases and instalment debtors	43 358	34 935	24,1
Preference shares and debentures	6 840	5 918	15,6
Trade and other bills	1 752	3 850	(54,5)
Reverse repurchase agreements	6 703	3 066	118,6
Other loans to clients	39 349	34 046	15,6
Impairment of advances	(5 184)	(5 214)	(0,6)
Total	308 563	248 408	24,2

This strong advances growth was the primary contributor to the increase in total assets of 20,6% to R425 billion.

The group recorded some market share growth in certain categories of advances in the second half of 2006:

- Home loan market share grew in each of the last four months of the year.
- Card advances growth exceeded the internal target of 25% with growth of 29,7%. Although this was less than the market growth for the year, there were market share gains month-on-month in November and December after the launch of balance transfer and budget/straight consolidations together with the SAA cobranded cards.
- The group showed some gains in leases and instalment sales, although Nedbank's growth was slow in this area, with Imperial Bank gaining market share.
- Generally wholesale advances growth was slightly ahead of the market growth rate, driven by strong growth in advances to Corporate Banking clients.

Deposits

Deposits increased by 24,3% from December 2005, although growth in wholesale deposits has outpaced retail deposits. The group maintained a strong liquidity position throughout the year.

Cluster performance

Nedbank Capital

Nedbank Capital increased headline earnings by 17,9% to R1 145 million and improved its ROE to 31,3% (2005: 27,9%).

Despite the higher endowment on capital from higher interest rates, NII declined by 3,3% to R675 million owing to the inclusion of a once-off benefit on the unwinding of a preference share deal in the prior year.

NIR was up 17,2% to R2 048 million, with strong growth in trading and pleasing private equity revaluations and realisations. Total trading income was up 28,6%, with debt securities trading up 57,0% and equity derivatives trading up 28,7%. Trading activities benefited from increased flows and the implementation of improved trading systems. During the last quarter the impairments charge improved with recoveries from a number of outstanding advances. The impairments charge for the year as a percentage of average advances improved from 0,43% in 2005 to 0,28% for 2006.

All business units benefited from a greater outward focus, the strong deal pipeline built up towards the end of 2005 and the coverage model that facilitates client solutions through multidisciplinary teams consisting of investment bankers, corporate bankers and product experts.

[redacted]

Reviewed December 2006 Rm Operating income	Audited December 2005 Restated Rm Operating income	Reviewed December 2006 Rm Headline earnings	Audited December 2005 Restated Rm Headline earnings
2 605	2 302	1 145	971
7 654	6 223	2 553	1 894
8 591	7 208	1 463	896
932	740	193	147
228	306	(176)	104
(859)	(823)	(743)	(845)
(203)	(147)		
18 948	15 809	4 435	3 167

[redacted]

Reviewed December 2006 Operating income	Audited December 2005 Operating income*	Reviewed December 2006 Headline earnings	Audited December 2005 Headline earnings
17 616	14 694	4 176	2 884
17 612	14 568	4 512	3 406
		(121)	(334)
			(86)
4	126	4	126
		(219)	(228)
657	512	76	135
657	512	99	135
		(23)	
675	603	183	148
675	603	183	182
			(34)
18 948	15 809	4 435	3 167

END